UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940
          The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name: SWANK ENERGY INCOME FUND OF NORTH AMERICA, INC.
Address of Principal Business Office:
3300 Oak Lawn Avenue, Suite 650
Dallas, Texas 75219
Telephone Number: (214) 692-6334
Name and address of agent for service of process:
Jerry V. Swank
Swank Advisors, LP
3300 Oak Lawn Avenue, Suite 650
Dallas, Texas 75219
Check Appropriate Box:
          Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
Yes ☑ No ☐

SIGNATURES
     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Dallas and the State of Texas on the 19th day of September, 2006

SWANK ENERGY INCOME FUND OF NORTH AMERICA, INC.
By:	/s/ Jerry V. Swank
Name: Jerry V. Swank
Title: President

Attest:	/s/ Bennet C. Vig
Name:	Bennet C. Vig
Title:	Secretary